IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

02058042

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
SEP 2 4 2002

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

00001021913
(Registrant CIK Number)

Form 8-K for September 24, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-37539
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
SEP 2 6 2002
P
THOMSON
FINANCIAL

NY1 5257762v1

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on September 24, 2002.

CWABS, INC.

By: Celia Coulter

Celia Coulter
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Master Trust (for the Series 2002-F Subtrust)
Revolving Home Equity Loan Asset Backed Notes, Series 2002-F

ABS New Transaction

Computational Materials

$[200,000,000]
(Approximate)

CWABS, Inc.
Depositor

CWABS MASTER TRUST
(for the Series 2002-F Subtrust)

Revolving Home Equity Loan Asset Backed Notes, Series 2002-F

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Prepared: September 24, 2002*

$[200,000,000] (Approximate)

CWABS Master Trust

(for the Series 2002-F Subtrust)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2002-F

FGIC. Financial Guaranty Insurance Company

FGIC is a registered service mark used by Financial Guaranty Insurance Company, a private company not affiliated with any U.S. Government agency.

Class Size	Approximate Amount (1)	Coupon(2)	Day Count	Delay Days	Last Scheduled Distribution Date	Expected Rating (S&P/Moody's)
A	$[200,000,000]	1M LIBOR + 0.35%	Actual/360	0	[November 2028]	AAA/Aaa
Total	$[200,000,000]					

(1) This amount represents a partial offering of the Class A Notes, the aggregate balance of which is expected to be $1,000,000,000 (with a permitted variance of +/- 10%).

(2) Subject to (a) a fixed cap of 16.00% and (b) the Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period only shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriters: Countrywide Securities Corporation (Lead Manager), Banc One Capital Markets, Inc. (Co-Manager), and Lehman Brothers Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Credit Industries Inc.).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer:	Financial Guaranty Insurance Company ("FGIC").
Indenture Trustee:	Bank One, National Association.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September [30], 2002.
Expected Settlement Date:	September [30], 2002.
Statistical Pool Calculation Date:	Open of business, September 12, 2002.
Cut-off Date:	September [25], 2002
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2002.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 2002.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2002.

The Mortgage Loans

Description of Mortgage Loans:

The Trust will consist of a pool of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Mortgage Loans"). The Mortgage Loans will be secured by first or second deeds of trust or mortgages on primarily one- to four-family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of the Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans transferred to the Trust. This excess represents an undercollateralization of approximately 1.60% of the original principal balance of the Notes.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected have a Cut-off Date Balance of approximately $984,251,969 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables which follow, reflects a statistical pool of Mortgage Loans having characteristics reflected as of the Statistical Pool Calculation Date. However, the characteristics of the statistical pool as of the Statistical Pool Calculation Date are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date, having characteristics reflected as of the Cut-off Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a ten (10) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in monthly installments equal to 1/120 of the outstanding principal balance as of the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Notes will be issued by CWABS Master Trust (for the Series 2002-B Subtrust) (the "Trust"). As of the Closing Date, the balance of the Notes will be $1,000,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Note Rate: Except as noted below, the Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.35%, (b) the Net WAC of the Mortgage Loans, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks). The "Net Wac" of the Mortgage Loans shall mean the weighted average of the loan rates of the Mortgage Loans net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate, and (iii) commencing with the Payment Date in November 2003, the Note Insurer Carve-out Rate, weighted on the basis of the daily average balance of each Mortgage Loan during the related billing cycle before the Collection Period relating to the Payment Date. The "Note Insurer Carve-out Rate" for any given Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date for which the note rate for the Notes has been determined based on the Net WAC, the excess of (a) the amount of interest that would have accrued on the Notes during the related Interest Accrual Period but for application of the Net WAC, over (b) the amount of interest which actually accrued on the Notes during such period, will be paid on subsequent Payment Dates together with accrued interest thereon, to the extent funds are available therefor as set forth in "Distributions of Interest" below.

Distributions of Interest: Investor interest collections are to be applied in the following order of priority:

1. Note insurance policy premium of FGIC;
2. Accrued monthly interest at the note rate, as calculated above, together with any overdue accrued monthly interest from prior periods;
3. Investor Loss Amounts (as described below) for such Payment Date;
4. Investor Loss Amounts (as described below) for previous Payment Dates to the extent not previously reimbursed;
5. Reimbursement to FGIC for prior draws on its insurance policy (with interest thereon);
6. Paydown of the Notes to create and maintain the required level of overcollateralization;
7. Payment of any other amounts owed to FGIC;
8. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
9. Basis Risk Carryforward; and
10. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal are to be applied to the Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of the Notes for each Payment Date will equal, to the extent funds are available therefor, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below), and (ii) principal collections relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections for the related Payment Date less the sum of additional balances created from new draws on the Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2007.

   The "Investor Fixed Allocation Percentage" for any Payment Date will be calculated as follows: (i) on any date on which the Transferor Interest is less than or equal to 0%, 100%; (ii) on any date on which the Transferor Interest is greater than 0%, but less than the Required Transferor Subordinated Amount, 100% minus the percentage obtained by dividing the amount of the Transferor Interest at the beginning of the relevant Collection Period by the Loan Pool Balance at the beginning of the Collection Period, and (iii) on any date on which the Transferor Interest equals or exceeds the Required Transferor Subordinated Amount, 99.50%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of the Notes will be equal to the Maximum Principal Payment.

Optional Termination: The Master Servicer may repurchase the collateral and, as a result, cause the Notes to be called at par plus accrued interest, on any Payment Date on or after which the aggregate remaining balance of the Notes is reduced to an amount less than or equal to 10% of the aggregate original principal balance of the Notes, subject to any restrictions set forth in the transaction documents.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. The related investor interest collections minus the sum of (a) the interest paid to the Notes, (b) the servicing fee retained by the Master Servicer, and (c) the premium paid to the Note Insurer.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Transferor Interest will be available to provide limited protection against Investor Loss Amounts (as defined below) up to the Available Transferor Subordinated Amount. The "Available Transferor Subordinated Amount" is, for any Payment Date, the lesser of the Transferor Principal Balance and the Required Transferor Subordinated Amount. The "Transferor Principal Balance" is, for any date of determination, (a) the Loan Pool Balance at the close of business on the prior day, minus (b) the Note Principal Balance reduced by the aggregate of amounts actually distributed as principal on the Notes through the close of business on such date of determination. Subject to any step-down or step-up as may be permitted by the applicable transaction documents, the "Required Transferor Subordinated Amount" will be, in the aggregate, 0.50% of the Cut-off Date Balance of the Mortgage Loans.

3. Surety Wrap. FGIC will issue a note insurance policy which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date. The "Investor Floating Allocation Percentage," for any Payment Date shall be the lesser of 100% and a fraction, the numerator of which is the Note Principal Balance and the denominator of which is the Loan Pool Balance at the beginning of the related Collection Period. The "Loan Pool Balance" for any date is the aggregate of the principal balances of all Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date, is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility:	Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the notes.
SMMEA Treatment:	The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables to follow]

Collateral Tables

The sum of the columns below may not equal the total indicated due to rounding. The following tables describe the statistical pool of Mortgage Loans and the related mortgaged properties based upon the statistical pool as of the open of business on the Statistical Calculation Date.

Principal Balances

Range of Principal Balances ($)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
0.00 to 10,000	6,198	$ 20,287,927	2.93%
10,000.01 to 20,000	5,037	79,153,163	11.41
20,000.01 to 30,000	4,513	114,379,349	16.49
30,000.01 to 40,000	2,626	92,166,064	13.29
40,000.01 to 50,000	1,908	88,059,627	12.70
50,000.01 to 60,000	815	44,939,737	6.48
60,000.01 to 70,000	524	34,317,326	4.95
70,000.01 to 80,000	405	30,543,002	4.40
80,000.01 to 90,000	227	19,482,533	2.81
90,000.01 to 100,000	360	35,283,223	5.09
100,000.01 to 125,000	185	20,986,362	3.03
125,000.01 to 150,000	254	36,633,717	5.28
150,000.01 to 175,000	54	8,821,437	1.27
175,000.01 to 200,000	48	9,213,742	1.33
200,000.01 to 225,000	20	4,276,870	0.62
225,000.01 to 250,000	29	7,028,607	1.01
250,000.01 to 275,000	23	6,032,172	0.87
275,000.01 to 300,000	26	7,627,136	1.10
300,000.01 to 325,000	8	2,493,765	0.36
325,000.01 to 350,000	4	1,358,900	0.20
350,000.01 to 375,000	6	2,193,057	0.32
375,000.01 to 400,000	10	3,910,741	0.56
400,000.01 to 425,000	9	3,725,600	0.54
425,000.01 to 450,000	5	2,238,000	0.32
450,000.01 to 475,000	4	1,871,400	0.27
475,000.01 to 500,000	16	7,964,000	1.15
500,000.01 to 525,000	1	520,001	0.07
525,000.01 to 550,000	2	1,077,000	0.16
575,000.01 to 600,000	1	600,000	0.09
600,000.01 to 625,000	1	621,878	0.09
625,000.01 to 650,000	2	1,259,000	0.18
675,000.01 to 700,000	1	700,000	0.10
700,000.01 to 725,000	1	702,000	0.10
975,000.01 to 1,000,000	3	3,000,000	0.43
Total	23,326	$693,467,334	100.00%

As of the Statistical Calculation Date, the average principal balance of the Mortgage Loans will be approximately $29,729.

Loan Programs

Description	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
5 Yr Draw, 5 Yr Repay	46	$ 821,304	0.12%
5 Yr Draw, 10 Yr Repay	285	11,865,695	1.71
10 Yr Draw, 10 Yr Repay	336	8,800,338	1.27
10 Yr Draw, 15 Yr Repay	22,531	667,551,855	96.26
15 Yr Draw, 0 Yr Repay	2	134,278	0.02
15 Yr Draw, 10 Yr Repay	126	4,293,863	0.62
Total	23,326	$693,467,334	100.00%

Loan Rates

Range of Loan Rates (%)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
3.001 - 3.500	3	$ 723,400	0.10%
3.501 - 4.000	21,368	599,535,323	86.45
4.001 - 4.500	61	2,578,734	0.37
4.501 - 5.000	76	4,639,741	0.67
5.001 - 5.500	221	11,550,906	1.67
5.501 - 6.000	180	11,376,589	1.64
6.001 - 6.500	151	7,232,149	1.04
6.501 - 7.000	267	10,774,586	1.55
7.001 - 7.500	392	21,114,580	3.04
7.501 - 8.000	176	7,162,179	1.03
8.001 - 8.500	189	6,537,932	0.94
8.501 - 9.000	46	2,025,220	0.29
9.001 - 9.500	36	1,523,334	0.22
9.501 - 10.000	10	592,277	0.09
10.001 - 10.500	6	170,297	0.02
10.501 - 11.000	106	4,559,513	0.66
11.001 - 11.500	37	1,302,575	0.19
12.001 - 12.500	1	68,000	0.01
Total	23,326	$693,467,334	100.00%

As of the Statistical Calculation Date, the weighted average loan rate on the Mortgage Loans was approximately 4.182%.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement and any supplement related thereto.

Months Remaining to Scheduled Maturity

Range of Months Remaining to Maturity	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
109 – 120	46	$ 821,304	0.12%
169 – 180	287	11,999,973	1.73
229 – 240	336	8,800,338	1.27
277 – 288	5	146,100	0.02
289 – 300	21,564	640,124,787	92.31
301 – 312	1,088	31,574,831	4.55
Total	23,326	$693,467,334	100.00%

As of the Statistical Calculation Date, the weighted average remaining months to scheduled maturity of the Mortgage Loans was approximately 297.

The above table assumes that the draw period for the Statistical Calculation Date Mortgage Loans with (a) five year draw periods and fifteen year repayment periods will be extended for an additional five years and (b) five year draw periods and ten year repayment periods will not be extended.

The combined loan-to-value ratio in the following table is a fraction whose numerator is the sum of (i) the credit limit of the Mortgage Loans and (ii) any outstanding principal balances of mortgage loans or of equal priority to the Mortgage Loans (calculated generally at the date of origination of the Mortgage Loans) and whose denominator is the lesser of (i) the appraised value of the related mortgage property as stated in loan files at the date of origination or (ii) in the case of a mortgaged property purchased within one year of the origination of the related Mortgage Loan, the purchase price of the mortgaged property.

Combined Loan-to-Value Ratios (%)

Range of Combined Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
Less than or equal to 10.00	12	$ 289,500	0.04%
10.01 - 20.00	53	2,001,480	0.29
20.01 - 30.00	124	5,299,383	0.76
30.01 - 40.00	247	8,430,960	1.22
40.01 - 50.00	450	13,253,107	1.91
50.01 - 60.00	861	25,950,534	3.74
60.01 - 70.00	2,190	66,672,706	9.61
70.01 - 80.00	3,281	109,533,352	15.80
80.01 - 90.00	9,543	249,293,615	35.95
90.01 - 100.00	6,565	212,742,698	30.68
Total	23,326	$693,467,334	100.00%

As of the Statistical Calculation Date, the weighted average combined loan-to-value ratio of the Mortgage Loans was 83.94%.

The geographic location used for the following table is determined by the address of the mortgaged property securing the related Mortgage Loan.

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
Alabama	289	$ 6,404,231	0.92%
Alaska	28	813,428	0.12
Arizona	574	14,408,810	2.08
California	5,725	219,443,219	31.64
Colorado	1,045	32,418,942	4.67
Connecticut	255	8,977,255	1.29
Delaware	45	1,038,120	0.15
District of Columbia	16	808,173	0.12
Florida	1,300	36,336,197	5.24
Georgia	824	25,464,421	3.67
Hawaii	187	7,480,081	1.08
Idaho	208	4,539,500	0.65
Illinois	1,090	31,606,797	4.56
Indiana	435	8,564,434	1.24
Iowa	127	2,488,054	0.36
Kansas	305	6,676,909	0.96
Kentucky	203	6,699,572	0.97
Louisiana	163	3,855,786	0.56
Maine	69	1,786,620	0.26
Maryland	369	9,489,013	1.37
Massachusetts	630	18,785,147	2.71
Michigan	1,036	26,207,050	3.78
Minnesota	363	10,378,043	1.50
Mississippi	56	1,077,510	0.16
Missouri	403	9,058,651	1.31
Montana	81	1,881,285	0.27
Nebraska	43	973,056	0.14
Nevada	371	10,739,647	1.55
New Hampshire	140	2,602,121	0.38
New Jersey	694	21,905,945	3.16
New Mexico	120	3,092,325	0.45
New York	522	17,723,187	2.56
North Carolina	646	14,229,136	2.05
North Dakota	11	228,575	0.03
Ohio	693	14,628,345	2.11
Oklahoma	199	4,470,772	0.64
Oregon	313	8,259,490	1.19
Pennsylvania	788	18,398,993	2.65
Rhode Island	73	1,865,865	0.27
South Carolina	183	3,762,286	0.54
South Dakota	11	213,608	0.03
Tennessee	343	9,480,808	1.37
Texas	58	2,308,215	0.33
Utah	401	10,667,956	1.54
Vermont	17	255,350	0.04
Virginia	493	13,516,455	1.95
Washington	724	24,018,699	3.46
West Virginia	46	821,304	0.12
Wisconsin	550	11,082,651	1.60
Wyoming	61	1,535,297	0.22
Total	23,326	$693,467,334	100.00%

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in these Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement and any supplement related thereto.

Ranges of Credit Scores for the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
821 – 840	4	$ 60,939	0.01%
801 – 820	341	10,463,793	1.51
781 – 800	1,925	51,268,752	7.39
761 – 780	3,110	87,590,150	12.63
741 – 760	3,363	93,517,994	13.49
721 – 740	3,489	105,461,230	15.21
701 – 720	3,658	109,442,146	15.78
681 – 700	3,014	94,921,106	13.69
661 – 680	2,422	78,929,855	11.38
641 – 660	1,123	34,043,943	4.91
621 – 640	739	22,573,163	3.26
601 – 620	92	3,433,393	0.50
581 – 600	34	1,295,697	0.19
561 – 580	5	113,856	0.02
541 – 560	3	157,311	0.02
520 or less	1	99,855	0.01
NOT SCORED	3	94,150	0.01
Total	23,326	$693,467,334	100.00%

As of the Statistical Calculation Date, the weighted average credit score (where available) of the Mortgage Loans was approximately 720.

Property Type

Description	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
Single Family	17,631	$511,094,560	73.70%
Planned Unit Development (PUD)	3,727	124,388,850	17.94
Lowrise Condominium	1,775	51,435,706	7.42
2-4 Units	193	6,548,218	0.94
Total	23,326	$693,467,334	100.00%

Gross Margins

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
Less than 0.000	1	$ 32,000	0.00%
0.000	2,627	91,796,355	13.24
0.001 - 0.250	323	16,042,397	2.31
0.251 - 0.500	2,311	74,134,526	10.69
0.501 - 0.750	79	4,449,961	0.64
0.751 - 1.000	239	13,268,938	1.91
1.001 - 1.250	776	19,967,517	2.88
1.251 - 1.500	451	9,249,237	1.33
1.501 - 1.750	478	14,154,289	2.04
1.751 - 2.000	5,069	114,134,246	16.46
2.001 - 2.250	1,795	46,627,305	6.72
2.251 - 2.500	3,909	133,180,035	19.20
2.501 - 2.750	298	11,577,668	1.67
2.751 - 3.000	1,536	39,887,053	5.75
3.001 - 3.250	306	8,013,579	1.16
3.251 - 3.500	1,940	62,639,508	9.03
3.501 - 3.750	465	11,645,102	1.68
3.751 - 4.000	103	3,858,784	0.56
4.001 - 4.250	145	3,381,746	0.49
4.251 - 4.500	72	2,441,351	0.35
4.501 - 4.750	182	4,792,594	0.69
4.751 - 5.000	39	1,439,421	0.21
5.001 - 5.250	7	106,500	0.02
5.251 - 5.500	17	296,176	0.04
5.501 - 5.750	8	242,397	0.03
5.751 - 6.000	1	50,000	0.01
6.001 - 6.250	112	4,756,075	0.69
6.251 - 6.500	37	1,302,575	0.19
Total	23,326	$693,467,334	100.00%

As of the Statistical Calculation Date, the weighted average gross margin was 1.890%.

The credit limit utilization rates in the following table are determined by dividing the Statistical Calculation Date Balance for the particular grouping by the aggregate of the credit limits of the related credit line agreements.

Credit Limit Utilization Rates

Range of Credit Limit Utilization Rates (%)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
0.0%	3,052	$ 0	0.00%
0.01 - 10.00	600	1,513,311	0.22
10.01 - 20.00	559	4,808,943	0.69
20.01 - 30.00	650	7,367,468	1.06
30.01 - 40.00	745	11,594,777	1.67
40.01 - 50.00	818	15,718,191	2.27
50.01 - 60.00	642	14,725,124	2.12
60.01 - 70.00	742	21,090,518	3.04
70.01 - 80.00	736	23,517,143	3.39
80.01 - 90.00	692	25,267,406	3.64
90.01 - 100.00	14,090	567,864,452	81.89
Total	23,326	$693,467,334	100.00%

Maximum Loan Rates

Maximum Loan Rates (%)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
16.000	650	$ 14,352,966	2.07%
17.000	1,358	38,644,412	5.57
18.000	21,179	634,954,114	91.56
21.000	139	5,515,842	0.80
Total	23,326	$693,467,334	100.00%

As of the Statistical Calculation Date, the weighted average maximum loan rate of the Mortgage Loans was approximately 17.927%.

Credit Limits

Range of Credit Limits ($)	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
0.00 to 10,000	915	$ 5,225,872	0.75%
10,000.01 to 20,000	5,760	65,593,117	9.46
20,000.01 to 30,000	5,921	112,894,325	16.28
30,000.01 to 40,000	3,309	90,299,230	13.02
40,000.01 to 50,000	3,034	95,287,018	13.74
50,000.01 to 60,000	1,009	45,139,012	6.51
60,000.01 to 70,000	677	34,987,296	5.05
70,000.01 to 80,000	576	32,530,625	4.69
80,000.01 to 90,000	310	19,828,216	2.86
90,000.01 to 100,000	769	44,186,411	6.37
100,000.01 to 125,000	234	21,324,503	3.08
125,000.01 to 150,000	395	40,205,657	5.80
150,000.01 to 175,000	64	7,802,925	1.13
175,000.01 to 200,000	95	11,280,482	1.63
200,000.01 to 225,000	29	4,603,447	0.66
225,000.01 to 250,000	47	8,449,334	1.22
250,000.01 to 275,000	27	6,057,907	0.87
275,000.01 to 300,000	43	8,641,749	1.25
300,000.01 to 325,000	15	2,982,600	0.43
325,000.01 to 350,000	12	2,739,881	0.40
350,000.01 to 375,000	7	2,228,314	0.32
375,000.01 to 400,000	15	4,653,741	0.67
400,000.01 to 425,000	12	4,277,442	0.62
425,000.01 to 450,000	7	2,599,785	0.37
450,000.01 to 475,000	4	1,871,400	0.27
475,000.01 to 500,000	26	9,077,169	1.31
500,000.01 to 525,000	2	590,001	0.09
525,000.01 to 550,000	2	1,077,000	0.16
575,000.01 to 600,000	1	600,000	0.09
600,000.01 to 625,000	1	621,878	0.09
625,000.01 to 650,000	3	1,409,000	0.20
675,000.01 to 700,000	1	700,000	0.10
700,000.01 to 725,000	1	702,000	0.10
975,000.01 to 1,000,000	3	3,000,000	0.43
Total	23,326	$693,467,334	100.00%

As of the Statistical Calculation Date, the average credit limit of the Mortgage Loans was approximately $41,087.

Lien Priority

Lien Priority	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
1st Liens	417	$ 49,910,809	7.2
2nd Liens	22,909	643,556,526	92.8
Total	23,326	$693,467,334	100.00%

Delinquency Status

Number of Days Delinquent	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
Current	23,326	$693,467,334	100.00%
Total	23,326	$693,467,334	100.00%

Origination Year

Year of Origination	Number of Mortgage Loans	Aggregate Unpaid Principal Balance	Percentage of Statistical Calculation Date Aggregate Principal Balance
2001	12	$ 275,218	0.04%
2002	23,314	693,192,116	99.96
Total	23,326	$693,467,334	100.00%